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SECURI[illegible] 02021246 [illegible]MISSION
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SEC FILE NUMBER
8-49299

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 27 2002 PROCESSING WASH, D.C. 365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nextrade, Inc. / DBA / Nextrade

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 S. Missouri Avenue
(No. and Street)

Clearwater, FL 33756
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas O'Dowd (727) 446-6660
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Aidman, Piser & Company, P.A.
(Name — if individual, state last, first, middle name)

401 E Jackson Street, Suite 3400, Tampa, FL 33602
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accou[illegible] must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5[illegible]

OATH OR AFFIRMATION

I, Douglas O'Dowd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nextrade, Inc., as of December 31, 2001, ~~19~~___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
DECEMBER 31, 2001

CONTENTS

AIDMAN, PISER
& COMPANY
Certified Public Accountants
& Business Advisors

401 EAST JACKSON STREET, SUITE 3400
TAMPA, FLORIDA 33602

813-222-8555 • FAX 813-222-8560

Independent Auditors' Report

The Board of Directors
NexTrade, Inc.
Clearwater, Florida

We have audited the statement of financial condition of NexTrade, Inc. (a wholly-owned subsidiary of NexTrade Holdings, Inc.) as of December 31, 2001 and the related statements of operations, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NexTrade, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Aidman, Piser and Company, P.A.

Tampa, Florida
February 7, 2002

NEXTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current assets:	
Cash and cash equivalents	$ 2,469,773
Accounts receivable (net of allowance for doubtful accounts of $245,000)	2,097,250
Other receivables	107,341
Prepaid expenses and other current assets	28,380
Current maturities of secured demand notes receivable with related parties	250,000
Deposit with broker clearing organization	21,864
Deferred tax asset	220,000
Total current assets	5,194,608
Cash deposits with clearing organization	250,000
Secured demand notes receivable with related parties, less current maturities	500,000
	$ 5,944,608

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 532,583
Current maturities of subordinated borrowings with related parties	250,000
Due to related party	175,000
Due to parent company, income taxes	209,946
Total current liabilities	1,167,529
Subordinated borrowings with related parties, less current maturities	500,000
Total liabilities	1,667,529
Contingency	-
Stockholder's equity:	
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	4,509,196
Accumulated deficit	(232,127)
Total stockholder's equity	4,277,079
	$ 5,944,608

See notes to financial statements.

NEXTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Revenue	$ 9,367,136
Operating expenses	10,160,233
Operating loss	(793,097)
Non-operating (expense) income:	
Losses on marketable equity securities	(222,273)
Net interest income	52,357
	(169,916)
Loss before income taxes	(963,013)
Income tax benefit:	
Current	265,050
Deferred	36,000
Total income tax benefit	301,050
Net loss	($ 661,963)

See notes to financial statements.

NEXTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances, January 1, 2001	1,000	$ 10	$ 822,434	$ 429,836	$ 1,252,280
Capital contributions	-	-	3,686,762	-	3,686,762
Net loss	-	-	-	(661,963)	(661,963)
Balances, December 31, 2001	1,000	$ 10	$4,509,196	($ 232,127)	$ 4,277,079

See notes to financial statements.

NEXTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	($ 661,963)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Deferred income taxes	(36,000)
Allowance for doubtful accounts	20,745
Loss on sale of marketable securities	222,273
Increase (decrease) in cash resulting from changes in:	
Accounts receivable	(1,813,874)
Other receivables	(104,758)
Prepaid expenses	(28,380)
Accounts payable and accrued expenses	251,220
Due to related party	175,000
Due to parent company, income taxes	(265,050)
Deposit with broker clearing organization	(147,351)
Net cash flows from operating activities	(2,388,138)
Cash flows from investing activities:	
Proceeds from sale of investments	784,196
Proceeds from return of escrow deposit	75,000
Net cash flows from investing activities	859,196
Cash flows from financing activities:	
Repayments to parent company	(611,198)
Capital contributions received	3,686,762
Net cash flows from financing activities	3,075,564
Net increase in cash and cash equivalents	1,546,622
Cash and cash equivalents, beginning of year	923,151
Cash and cash equivalents, end of year	$ 2,469,773

(Continued)

NEXTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF CASH FLOWS (CONTINUED)
YEAR ENDED DECEMBER 31, 2001

Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ 20,896
Income taxes	$ -
Supplemental Disclosure of Non-Cash Investing Activities:	
Release of secured demand notes receivable	(300,000)
Issuance of secured demand notes receivable	$ 750,000
Purchase of marketable equity securities on margin	(19,900)
Supplemental Disclosure of Non-Cash Financing Activities:	
Release of subordinated borrowings	$ 300,000
Issuance of subordinated borrowings	(750,000)

See notes to financial statements.

NEXTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2001

Balance, January 1, 2001	$ 300,000
Release of subordinated borrowing	(300,000)
Issuance of subordinated borrowings	750,000
Balance, December 31, 2001	$ 750,000

See notes to financial statements.

1. Nature of business and summary of significant accounting policies:

Nature of business:

NexTrade, Inc., ("NexTrade" or "the Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers (the "NASD"). The Company is a Florida Corporation, incorporated on July 1, 1996 and is a wholly-owned subsidiary of NexTrade Holdings, Inc., (the "Parent"). Effective November 18, 1998, the Company received SEC approval to operate an Electronic Communications Network ("ECN") that enables 24-hour stock trading via third-party brokerage subscription to the Company's Constant Server Uptime ("CSU") technology known as NexTrade™. There are currently nine ECN's in the United States. This approval by the SEC also allows the Company to link its software systems to the NASDAQ Stock Market in order to gain favorable price exposure and improvement from a national presence.

Cash and cash equivalents:

The Company considers all investments with a maturity of three months or less to be cash equivalents.

Revenue recognition:

The Company recognizes revenue from brokerage commissions, including ECN fees, upon completion of the transaction.

Use of estimates:

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of business and summary of significant accounting policies (continued):

Fair value of financial instruments:

The estimated fair value of amounts reported in the balance sheet have been determined by using available market information and appropriate valuation methodologies. The carrying value of all current assets and current liabilities approximates the fair value because of their short-term nature. The fair value of the long-term secured demand notes receivable and the subordinated borrowings approximates their carrying value.

Concentration of credit risk:

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of trade accounts receivable and cash and cash equivalents.

Credit risk with respect to trade accounts receivable is generally diversified through the number of entities comprising the Company's customer base. However, there is one subscriber who has accounted for 12% of the Company's ECN accounts receivable at December 31, 2001. The Company performs credit evaluations on all of its large customers to determine the financial condition of such customers. However, the Company does not require collateral on its trade accounts receivable.

The Company maintains its cash accounts with two banking institutions. The total cash balances are insured by the F.D.I.C. up to $100,000 per account. At December 31, 2001, the Company had cash balances on deposit that exceeded the balances insured by the F.D.I.C. by approximately $2,170,000.

2. Cash deposits with clearing organization:

The Company has a $250,000 cash deposit with a broker clearing house as a surety bond. The surety bond meets the Company's net capital requirement as of December 31, 2001.

3. Related party transactions:

License and service agreements:

In accordance with an agreement dated January 1, 2001, the Parent agreed to provide the Company with the use of certain software licenses as well as consulting, accounting, collection and administrative services and use of the facilities. Fees for these services are based on monthly usage. The Parent has the right to charge up to $1,000,000 per year in excess charges if services have been provided with minimal material interruption. Fees for the year ended December 31, 2001 were approximately $6,900,000.

Due to related party:

During the fourth quarter of 2001, the Company's Parent acquired 20% of another broker/dealer ("Newco"). Subsequent to the Parent acquiring the 20% of Newco, the Company and Newco entered into an agreement wherein certain trades conducted by Newco will be cleared by the Company's clearing firm. Under the agreement, Newco is required to maintain a deposit with the Company in the amount of $175,000.

See Note 7 regarding amounts due to the Company's parent.

4. Secured demand notes receivable with related parties:

During 2001, the Company issued $750,000 in secured demand notes to three individuals who are also stockholders of the Parent. The notes receivable are secured by cash and securities that were pledged. The individuals retain the income earned by the pledged securities. The Company also retired $300,000 in secured demand notes receivable by offsetting the related secured demand notes payable (see Note 6).

5. Accounts payable and accrued expenses:

Accounts payable and accrued expenses consist of the following:

Accounts payable	$ 353,662
Accrued expenses	178,921
	$ 532,583

6. Subordinated borrowings with related parties:

At January 1, 2001, borrowings under subordination agreements consisted of a note payable to a stockholder of the Parent. The Company was released from this subordinated borrowing in July 2001 through an offset to the related secured demand notes receivable (see Note 4). During February and May 2001, the Company issued new subordinated borrowings aggregating $750,000 with three stockholders of the Parent.

Interest on the remaining subordinated borrowings is payable at rates ranging from 0% to 3.5% over the direct income earned on securities pledged as collateral with respect to the secured demand notes receivable discussed in Note 4. The remaining subordinated notes mature as follows:

2002	$ 250,000
2003	200,000
2004	300,000
	$ 750,000

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Income taxes and deferred income tax benefit:

The Company files a consolidated tax return with its Parent. However, income tax expense associated with the Company's operations has been recognized in the financial statements as if the Company filed its own income tax returns. The resulting income taxes payable is included in *due to parent company - income taxes* in the accompanying statement of financial condition.

As of December 31, 2001, the deferred income tax expense and related deferred tax asset consisted of tax benefits associated with the allowance for doubtful accounts, and nondeductable capital losses.

8. Deposit with broker clearing organization:

Deposit with broker clearing organization represents the deposit with the Company's clearing organization net of any trading accounts that have accumulated fees and trading losses.

9. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001 the Company had net capital of approximately $687,000 which exceeded its SEC required net capital by approximately $437,000.

The Company also has a contractual obligation with NASDAQ to maintain net capital of $1,000,000. This restriction is based on investor protection considerations and provides assurance that the Company will comply with the NASD membership standards set forth in NASD Rule 1014(a)(6), which states that the member must be capable of maintaining adequate net capital considering all business activities of the member. The Company has 25 days from the date of discovery to correct any deficiencies in net capital. At December 31, 2001, the Company was deficient in its required net capital by approximately $313,000. Upon discovery, the deficiency was immediately corrected via a charge in investment strategy for all share deposits. All funds are now maintained in domestic financial institutions and thus qualify for net capital purposes.

10. Subsequent event:

On February 15, 2002, a $250,000 secured demand note to an individual who is also a stockholder of the Parent expired and was not reissued by the Company or the individual.

NEXTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE I

Net Capital

Total stockholders' equity	$ 4,277,079
Deductions:	
Cash investment in foreign repurchase agreement	(2,078,500)
Deferred tax asset	(220,000)
Accounts receivable	(2,097,250)
Other receivables	(107,341)
Prepaid expenses	(28,380)
Haircuts	(18,572)
Additions:	
Subordinated borrowings	750,000
Tax liability related to disallowed accounts receivable	209,946
Net capital	$ 686,982

Aggregate indebtedness

Total aggregate indebtedness	$ 917,529

Computation of basic net capital requirement

Minimum net capital required based on aggregate indebtedness	$ 61,168
Minimum dollar requirement	$ 250,000
Minimum net capital required	$ 250,000
Excess net capital	$ 436,982
Excess net capital at 100% (net cap – 10% of aggregate indebtedness)	$ 595,229

NEXTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE II

Reconciliation with Company's net capital requirement computation:
(included in Part II of Form X-17A-5 as of December 31, 2001)

Net Capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 1,537,338
Company adjustments:	
Additional capital contribution from parent	3,324,762
Additional expenses, net of tax	(4,315,950)
Other adjustments	(78,907)
Audit adjustments:	
Additional expenses	(60,923)
Increase in haircuts	(15,587)
Reduction of non-allowable assets	995,311
Change in tax liabilities related to disallowed accounts receivables	(699,062)
Net capital, as adjusted	$ 686,982

NEXTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
EXHIBIT A OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE
COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE III

Exemption based on subparagraph k(2)(i) of Rule 15c3-3.

NEXTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE IV

Exemption based on subparagraph k(2)(i) of Rule 15c3-3.

Note: Company does not receive or hold customer securities.

AIDMAN, PISER
& COMPANY
Certified Public Accountants
& Business Advisors

401 EAST JACKSON STREET, SUITE 3400
TAMPA, FLORIDA 33602

813-222-8555 • FAX 813-222-8560

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
NexTrade, Inc.
Clearwater, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Nextrade, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Aidman, Piser & Company, P.A.

Tampa, Florida
February 7, 2002